UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

DIGENE CORPORATION

(Name of Subject Company)

DIGENE CORPORATION

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

253752 10 9

(CUSIP Number of Class of Securities)

Joseph P. Slattery
Senior Vice President, Finance and Information Systems
and Chief Financial Officer

1201 Clopper Road
Gaithersburg, Maryland 20878
(301) 944-7000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

WITH COPIES TO:

Mary J. Mullany, Esq.
Morris Cheston, Jr., Esq.
Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, Pennsylvania 19103
215-665-8500

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note

This Amendment No. 2 amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed on June 15, 2007 (the “Schedule 14D-9”) with the Securities and Exchange Commission (the “SEC”) by Digene Corporation, a Delaware corporation (“Digene”), as amended by Amendment No. 1 to the Schedule 14D-9 filed with the SEC by Digene on July 5, 2007.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The Offer expired, as scheduled, at 11:59 p.m., New York City time, on Friday, July 20, 2007. American Stock Transfer & Trust Company, the exchange agent and depositary for the Offer, advised QIAGEN that a final total of 23,270,298 shares of Digene common stock, representing approximately 94.6% of all outstanding shares were tendered pursuant to the Offer and not withdrawn. Included in these figures are all common shares tendered by notice of guaranteed delivery that were validly delivered within three Nasdaq Global Market trading days after the July 20, 2007 expiration date of the Offer, as required by the terms of the notice of guaranteed delivery. QIAGEN has accepted for payment all shares validly tendered. Digene stockholders elected to receive QIAGEN ordinary shares in exchange for approximately 90% of the Digene shares tendered, and therefore proration of Digene common stock elections will be required. QIAGEN will announce the proration calculations when completed and, in any event, on or before Thursday, August 2, 2007.

Item 9. Exhibits.

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No	Description

(a)(15)	Email to Digene employees with QIAGEN-Digene merger update (incorporated by reference to Digene’s filing with the SEC on July 13, 2007 pursuant to Rule 425)

(a)(16)	Joint QIAGEN and Digene Press Release announcing expiration of the waiting period under Hart-Scott-Rodino (incorporated by reference to Digene’s filing with the SEC on July 17, 2007 pursuant to Rule 425).

(a)(17)	QIAGEN Press Release announcing approval of Digene acquisition by QIAGEN shareholders (incorporated by reference to Digene’s filing with the SEC on July 20, 2007 pursuant to Rule 425).

(a)(18)	QIAGEN Press Release announcing expiration of tender offer period, dated July 23, 2007 (incorporated by reference to Digene’s filing with the SEC on July 23, 2007 pursuant to Rule 425).

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIGENE CORPORATION /s/ Joseph P. Slattery Name: Joseph P. Slattery Title: Chief Financial Officers and Senior Vice President, Finance and Information Systems
Date: July 26, 2007